

Mail Stop 3233

August 9, 2017

<u>Via E-Mail</u>
Matthew S. Stark, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Forestar Group Inc.
6300 Bee Cave Road, Building Two, Suite 500
Austin, Texas 78746

   Re: **Forestar Group Inc.**
       Registration Statement on Form S-4
       Filed July 26, 2017
       File No. 333-219488

Dear Mr. Stark:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>The Merger</u>

<u>Accounting Treatment of the Merger, page 69</u>

1. We note that Forestar Group Inc. will remain a public reporting company and will continue to issue separate financial statements following the closing of the merger. Please tell us if the company will elect to apply pushdown accounting in its separate financial statements following the closing of the merger.

2. Please provide us your detailed analysis supporting how the transaction will be accounted for. Please ensure that your analysis specifically addresses the determination of the accounting acquirer, D.R. Horton, and why it would not be appropriate for Force Merger Sub, Inc. to be the accounting acquirer. Please cite the applicable accounting guidance in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Jeremy D. London, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP